December 20, 2005

                                                        Thomas J. Poletti
                                                        310.552.5045
                                                        Fax: 310.552.5001
                                                        tpoletti@klng.com

Via Edgar and Fed Ex

Office of Emerging Growth Companies
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549
Attn: John Reynolds

Re:   SRKP 2, Inc.
      Registration Statement on Form SB-2
      File Number: 333-124164
      Amendment No. 4 filed October 25, 2005

Dear Mr. Reynolds:

Based upon the Staff's review of Amendment No. 4 to the Registration Statement filed October 25, 2005 ("Amendment No. 4") by SRKP 2, Inc. (the "Company"), the Commission issued a comment letter dated November 23, 2005. On behalf of the Company, we hereby transmit the following responses to the Staff's comment letter in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company's response immediately following. We believe that the responses herein sufficiently address the Commission's comments of November 23, 2005 and that no revisions to Amendment No. 4 are necessary.

Prospectus Summary, page 1

      1. Comment: We note your disclosure that as of the current date, you have no plans, arrangements, or understandings regarding a specific business combination transaction. Notwithstanding, revise the disclosure to clarify the steps taken by the company to date to identify potential combination candidates, including any specific factors or characteristics being focused on with respect to the potential acquisition candidate. In this context, it does not appear as though the determination to value the offering at $119,000 is an arbitrary decision and we would like to know the specific factors and motivations behind the valuation. In light of management's extensive experience effecting transactions of this type, we would like for you to advise us about the precise factors that were considered in valuing this offering. We may have further comment.

            Response: Please note that the Company has not taken and does not intend to take any steps with respect to the identification of potential combination candidates until the Registration Statement goes effective. Also, as noted in a telephone conversation between the undersigned and Jay Ingram of the Staff, the Company's determination to value the offering at $119,000 is an arbitrary decision. We are

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Office of Emerging Growth Companies
Securities and Exchange Commission
December 20, 2005
Page 2

            informed that the total dollars raised was loosely related to management's initial estimate of the total dollars needed to have the Registration Statement be declared effective and some of the costs associated with being a reporting entity under the Securities Exchange Act of 1934, as amended. However, as noted in the section of the Registration Statement entitled "Proposed Business - Determination of Offering Price":

            "The offering price of $0.17 per share has been arbitrarily determined by [the Company]. This price bears no relation to [the Company's] assets, book value or other customary investment criteria, including, among other things, [its] prior operating history. Among the factors considered by [the Company] in determining the offering price were:

                  o     [Its] lack of operating history,

                  o     Estimates of [its] business potential,

                  o     [Its] limited financial resources,

                  o The amount of equity desired to be retained by present stockholders,

                  o     The amount of dilution to the public, and

                  o The general condition of the securities markets, specifically the over-the-counter market."

      2. Comment: On page 2, you note that investors will receive funds from the escrow account, with interest, in the event that no transaction occurs. This appears to be inconsistent with disclosure elsewhere in the prospectus (e.g., page 9). Please revise as necessary.

            Response: We respectfully submit that the noted disclosure on page 2 is consistent with disclosure elsewhere in the prospectus. In particular:

                  o     Principal Terms of Offering - Use of Proceeds, page 1:
                        "If we fail to consummate such a combination within the 18-month period, then it will return the funds to the investors, plus interest."

                  o Rights and Protections Under Securities Act Rule 419, page 9: "In accordance with the requirements of Rule 419(e)(2)(iv), if we do not complete an acquisition meeting specified criteria within 18 months from the date of this prospectus, all of the funds in the escrow account must be returned to investors, plus interest."

                  o Escrow, page 26: "The remaining funds will be left in escrow until we consummate a business combination in accordance with Rule 419 or 18 months from the date of this prospectus have passed. If the time period elapses, the remaining funds in escrow, plus interest, will be returned to the investors."

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Office of Emerging Growth Companies
Securities and Exchange Commission
December 20, 2005
Page 3

The Company respectfully submits that it has answered all of the Staff's comments and plans to request acceleration promptly. Therefore, if you have any questions or further comments, please do not hesitate to contact the undersigned or Michael S. Yu at (310) 552-5000 or via fax at (310) 552-5001 with any questions.

Sincerely,


/s/ Thomas J. Poletti

Thomas J. Poletti

cc:   Richard Rappaport, SRKP 2, Inc.